

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2015

J. Joel Hackney Jr.
President and Chief Executive Officer
Polymer Group, Inc.
9335 Harris Corners Parkway, Suite 300
Charlotte, North Carolina 28269

> **Re: Polymer Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 14, 2015**
> **File No. 333-204177**

Dear Mr. Hackney:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise to include the financial statements and related financial information for the quarter ended March 31, 2015. See Rule 3-12 of Regulation S-X.

2. We note that you are registering the exchange notes in reliance on the positions enunciated in *Exxon Capital Holdings Corporation* (available May 13, 1988), *Morgan Stanley & Co. Incorporated* (available June 5, 1991) regarding resales, and *Shearman & Sterling* (available July 2, 1993) with respect to the participation of broker-dealers. Accordingly, with the next amendment please submit as correspondence a letter (1) indicating that you are registering the exchange offer in reliance on the positions set forth in those letters and (2) including the statements and representations substantially in the form set forth in the *Morgan Stanley & Co. Incorporated* and *Shearman & Sterling* letters.

Exhibits 5.1 and 5.2

3. Please have counsels revise their opinions to opine, as applicable in each case, that the Registrant and/or Guarantor(s) are validly existing under the law of the jurisdiction of their organization, have the power(s) to create the obligation, and have taken the required steps to authorize entering into the obligation. Please refer to Section II.B.1.e of Staff Legal Bulletin No.19.

4. Please have South Carolina counsel named in the registration statement as having prepared an opinion. Please refer to Section II.B.1.e of Staff Legal Bulletin No.19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director